Reply to: Victor S. Dudas Direct Tel: 604.891.7786 Email: vzd@cwilson.com File No: 27583-0001

January 6, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549
USA

Attention:	Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Dear Sirs/Mesdames:

Re:Replicel Life Sciences, Inc. Form 20-F for the Year Ended December 31, 2013 Filed March 18, 2014 File No. 000-50112

We are counsel to the Company. We write in response to your letter of December 2, 2014 to David Hall, Chief Executive Officer of Replicel Life Sciences, Inc. (the “Company”).  The Company’s responses are numbered in a manner that corresponds with your comments.

Form 20-F for the Year Ended December 31, 2013

Item 7. Major Shareholders and Related Party Transactions, page 30

B. Related Party Transactions, page 31

1.
We note in your response to comment one of our letter dated October 29, 2014 that you have identified the names of the related parties regarding the trade payables and accrued liabilities.  However, you have not clarified the nature and extent of the transactions underlying the trade payables and accrued liabilities.  Please provide us with draft disclosure that includes a description of the transactions as required by Item 7.B.1 of Form 20-F or advise us why you believe such disclosure is not required.

Response:

The following is revised draft disclosure for future filings:

B.           Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2012 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals’ families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.  For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence:

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2013	December 31, 2012
Research and development fees owing to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, a director and officer of our company,	$ 14,818	$ 31,318
Dermaticum, a company controlled by Rolf Hoffmann, a director and officer of our company	1,050	-
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	10,000	5,000
Kevin McElwee, an officer of our company	1,868	2,265
General and administrative fees (salaries) owed to:
Peter Jensen, a director of our company	-	5,500
Peter Lewis, a director of our company	-	4,250
John Challis, a director of our company	-	4,000
	$ 27,736	$ 52,333

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

We incurred the following transactions with companies that are controlled by directors and/or officers of our company. The transactions were measured at the exchange amount which, in management’s belief, approximate fair value, being the amount established and agreed to by the parties.

	December 31, 2013	December 31, 2012	December 31, 2011
Research and development fees paid to:
- Tricholog GmbH, a company controlled by Rolf Hoffmann, a director and officer of our company	$ 190,053	$ 215,995	$ 103,563
- Dermaticum, a company controlled by Rolf Hoffmann, a director and officer of our company	11,342	4,680	-
- Rolf Hoffmann, a director and officer of our company	-	-	81,473
- McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	56,785	53,571	53,571
General and administrative fees paid to:
- Wear Wolfin Designs, a company controlled by Matthew Wayrynen, a director of our company	$ -	$ -	$ 30,000
- Pamela Lynch, an officer of our company	-	-	15,750
- Berkley Resources, a company controlled by Matthew Wayrynen, a director of our company	-	-	9,000
- Bacchus Corporate Securities Law, a company controlled by Peter Jensen, a director of our company	-	-	6,620
	$ 258,180	$ 274,246	$ 299,977

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer. For details regarding the compensation, please see Item 6.B.

	December 31, 2013	December 31, 2012	December 31, 2011
General and administrative – salaries	$ 436,000	$ 411,000	$ 425,209
Stock-based compensation	125,487	161,565	313,665
	$ 561,487	$ 572,565	$ 738,874

Notes to the Consolidated Financial Statements, page 8

Note 9. Licensing Revenue, page 26

2.
We note that your response to comment three of our letter dated October 29, 2014 and it appears to us that you recognized revenue on the basis that you transferred pre-clinical data and clinical protocol documentation to Shiseido and completed a training plan in 2013; and because you are not contemplating development work with, or for, Shiseido.  Per review of your Collaboration and Technology Transfer Agreement (“Agreement”), it appears to us that the Transfer Technology will also include any future enhancement, addition, modification or upgrade to RCH-01, which RepliCel will produce not jointly with Shiseido (Article 1.25).  In addition, it appears to us that the Agreement requires the Collaboration and Cooperation between RepliCel and Shiseido on the Joint Development of the Collaboration Product (Articles 2.13, 2.2.1, and 5.3.1); and also requires the establishment and Regular Meeting of a Joint Steering Committee to “oversee progress towards and to ensure the Technology Transfer and Joint Development through….” (Article 2.3).  Given the Company’s continuing obligations that appear to be required under the Agreement and that the Technology Transfer appears to be an ongoing process under the Agreement, please further explain to us why you believe it was appropriate to recognize an entire upfront payment of $4,120,000 as revenue in fiscal 2013 under IAS 18.  In your response, please include your consideration of the Agreement Articles references above with respect to your accounting conclusion.

Response:

The Company has concluded that none of the upfront payment of $4,120,000 (the “Upfront Payment”) is attributable to the development work with Shiseido. The Upfront Payment is attributable to the Technology Transfer, which completed prior to December 31, 2013.

Technology Transfer

The definition of Transfer Technology in Article 1.25 does not provide an obligation of the Company to transfer developments made independently by the Company, as Section 5.2 provides for the rights and obligations of the Company with respect to future developments or improvements.

The definition of Transfer Technology includes references to components of RCH-01 that the Company will not be developing jointly with Shiseido but that reference is only to clarify that any such technology, as it exists at the time of the Technology Transfer, will be transferred to Shiseido. This ensures that the components of RCH-01 that will not be part of the collaboration efforts with Shiseido are still transferred to Shiseido for their independent development. The definition of Transfer Technology does not require the Company to continue to transfer improvements made by the Company after the Technology Transfer has occurred. Such an interpretation would be contrary to the definition of Improvements and Section 5.2.

The Agreement defines “Improvement” as “any and all enhancement, addition, modification or upgrade to the Transfer Technology, RepliCel Core Intellectual Property Rights, and/or Shiseido Core Intellectual Property Rights which utilize, incorporate, derive from, or are based on the Transfer Technology”. In other words, if either the Company or Shiseido develop an Improvement after the Technology Transfer in Section 2.1 has occurred, that Improvement is not part of the Transfer Technology. As described in our response letter dated November 14, 2014, the Technology Transfer occurred prior to December 31, 2013. Hence, the ongoing rights of the parties are dealt with in Section 5.2, which states the following:

5.2.2 Each of RepliCel and Shiseido will own any and all New Patent Rights and Improvements created solely by its employees.

5.2.3 The Parties will own jointly any and all New Patent Rights and Improvements jointly created by employees of the Parties

The Company owns all Improvements that are created by it and it has no obligation to transfer them to Shiseido. The Company and Shiseido jointly own any Improvements that are made through their collaboration efforts.

Collaboration Efforts

The Company views the provisions in the Agreement that relate to its collaboration efforts with Shiseido as mutually beneficial and not as future services to be provided by the Company in connection with the the Upfront Payment. In fact, the Company stands to greatly benefit from these collaboration efforts as it can take advantage of the resources and experience of Shiseido. Shiseido is a major Japanese hair care and cosmetics producer and has a market capitalization of over $700 billion. The Company anticipates that the approval process in Japan will be quicker than in North America and Shiseido should progress quicker than the Company. In November 2013, as one of the new economic reform strategies, the Japanese government passed the Regenerative Medicine Law, which ensures safety of regenerative medicine, and approved revisions to its existing Pharmaceutical Affairs Law to improve the timelines for the development of regenerative medicine and to promote commercialization. The Company anticipates that Shiseido will be able to progress quicker with the research and development of the RCH-01 technology and the provisions in the Agreement regarding collaboration efforts, including Sections 2.13, 2.2.1, and 5.3.1, are for its benefits.  In other words, the collaboration efforts are not a deliverable with respect to the Upfront Payment, as both parties mutually benefit from these provisions.

We trust you will find the foregoing to be in good order.  Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per: /s/ Victor Dudas

Victor S. Dudas
VZD/vzd

Encl.

cc:      Brooke Hurford, CA
           Director, Finance